Exhibit 99.1

YAMANA GOLD PROVIDES MANAGEMENT UPDATE

TORONTO, ONTARIO, May 2, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or the "Company") is pleased to announce that effective May 15, 2017, Steve Parsons will be joining the Company in the role of Senior Vice President, Investor Relations and Corporate Communications.  Mr. Parsons comes to Yamana most recently from National Bank Financial where he was a senior gold mining analyst and had coverage of Yamana in addition to a large number of its peers.  Mr. Parsons spent 13 years in the investment industry with the majority of that time as a senior mining analyst covering gold and base metal companies for National Bank Financial and Wellington West Capital Markets.  Prior to that, Mr. Parsons worked in the mining industry for eight years, principally as a mineral processing engineer for Placer Dome Inc. and a leading consulting firm based in Toronto.  He is a mining engineer with a speciality in metallurgy.

Mr. Parsons will be responsible for the Company's investor relations efforts, including managing relationships with investors and other capital markets participants, and Yamana's internal and external communications strategies, including social media and media relations.

Peter Marrone, Chairman and Chief Executive Officer of Yamana commented as follows, "We are extremely pleased that Steve has agreed to join the senior ranks of our management group.  He brings with him a wealth of relevant experience and relationships.  This is one of the last pieces to the management improvements that we have undertaken over the past few years.  With Steve's knowledge of capital markets and his technical background, we are now better positioned to take advantage of opportunities to more effectively communicate Yamana's value proposition."

Mr. Parsons holds a Bachelor of Science in Mining Engineering from Queen's University and is a Registered Professional Engineer in Ontario.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com